SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 29, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485
Change to the board of directors
The Chairman of AngloGold Ashanti, Russell Edey, announced that Simon Thompson has resigned from the board with effect from 28 July 2008.
Commenting on the announcement, Russell Edey said, “Since his appointment in 2004,
Simon has provided invaluable guidance and support to the deliberations of the board. His resignation allows him the opportunity to pursue new opportunities and challenges. On behalf of the board and management we extend our best wishes to Simon for the future”.
Johannesburg
29 July 2008
JSE Sponsor : UBS

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name Nature of Change
Mr S R Thompson
Resigned from the board effective 28 July
2008
Taking account of the above the board of directors should read as follows:
Directors                                                                                                   Alternate Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr M Cutifani (Chief Executive Officer)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Prof. L W Nkuhlu
Mr S M Pityana
Mr S Venkatakrishnan
(British)
29 July 2008

JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 29, 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary